SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  240.13d-102
                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  (S)240.13D-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO (S)240.13D-2

                               (Amendment No. 2)*
                                           ----

                            Precision Standard, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                        (Title of Class of Securities)

                                   74032720.0
                              ------------------
                                (CUSIP Number)

                                  May 19, 1998
          -----------------------------------------------------------
             Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)

          [ ] Rule 13d-(c)

          [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G
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CUSIP NO. 74032720.0                                                 Page 2 of 9
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          345,841
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          345,841
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      345,841
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      15.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G
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CUSIP NO. 74032720.0                                                 Page 3 of 9
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America NT&SA
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

    OWNED BY              345,841
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          345,841
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    345,841
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    15.1%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    BK
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  SCHEDULE 13G
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CUSIP NO. 74032720.0                                                 Page 4 of 9
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Item 1  (a)  Name of Issuer:                Precision Standard, Inc.

        (b)  Address of Issuer's            1225 17th Street, Suite 1800
             Principal Executive            Denver, CO  80202
             Offices:


Item 2  (a)  Names of Person Filing:        BankAmerica Corporation ("BAC")
                                            Bank of America NT&SA ("BANTSA")

        (b)  Address of Principal           (For BAC and BANTSA)
             Business Offices:              555 California Street
                                            San Francisco, CA  94104

        (c)  Citizenship:                   BAC is organized under the laws of
                                            Delaware.  BANTSA is a national
                                            banking association organized under
                                            the laws of the United States.

        (d)  Title of Class of              Common Stock
             Securities:

        (e)  CUSIP Number:                  74032720.0


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [_] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

        (b) [X] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

        (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

        (d) [_] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

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                                  SCHEDULE 13G
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CUSIP NO. 74032720.0                                                 Page 5 of 9
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        (e) [_]   An investment adviser in accordance with (S)240.13d-1(b) (1)
                  (ii)(E)

        (f) [_]   An employee benefit plan or endowment fund in accordance with
                  (S)240.13d-1(b)(1)(ii)(F)

        (g) [X] A parent holding company or control person in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j) [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [_]


Item 4  Ownership*

        (a) Amount Beneficially Owned:

               BAC                                             345,841
               BANTSA                                          345,841


        (b) Percent of Class:

               BAC                                             15.1%
               BANTSA                                          15.1%

        (c) Number of shares as to which the person has:

               (i)  sole power to vote or to direct the vote:

                       BAC                                     0
                       BANTSA                                  0

               (ii) shared  power  to  vote or to  direct  the
                    vote:

                       BAC                                     345,841
                       BANTSA                                  345,841

--------
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships. BankAmerica Corporation is the parent of the Bank. See Exhibit B.

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                                  SCHEDULE 13G
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CUSIP NO. 74032720.0                                                 Page 6 of 9
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               (iii)sole power to dispose or to direct the
                    disposition of:

                       BAC                                     0
                       BANTSA                                  0

               (iv) shared  power to  dispose or to direct the
                    disposition of:

                       BAC                                     345,841
                       BANTSA                                  345,841



Item 5  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

        See Item 2. BAC is a registered bank holding company. BANTSA is a bank as defined in Section 3(a)(6) of the Act, and is a wholly-owned subsidiary of BAC.

Item 8  Identification and Classification of Members of the Group.

        Not Applicable.

Item 9  Notice of Dissolution of Group.

        Not Applicable.

Item 10 Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SCHEDULE 13G
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CUSIP NO. 74032720.0                                                 Page 7 of 9
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SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 1998



     BANKAMERICA CORPORATION*

     BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*


*By: /s/ VENRICE R. PALMER
     ---------------------
     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association
     and Authorized Attorney-in-Fact (signing resolutions and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)

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                                  SCHEDULE 13G
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CUSIP NO. 74032720.0                                                 Page 8 of 9
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                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  June 4, 1998

       BANKAMERICA CORPORATION*

       BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*



*By:   /s/ VENRICE R. PALMER
       ---------------------
       Venrice R. Palmer
       Senior Counsel of
       Bank of America  National  Trust and Savings  Association  and Authorized
       Attorney-in-Fact   (signing   resolutions  and  powers  of  attorney  are
       incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc.)

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                                  SCHEDULE 13G
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CUSIP NO. 74032720.0                                                 Page 9 of 9
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                                     Exhibit B


BankAmerica Corporation is the parent of the Bank. The Bank acquired a warrant in connection with certain loan facilities extended by the Bank to the issuer in 1988. The warrant, as amended as of December 31, 1996, permits the Bank to purchase from the issuer 4,215,753 shares of the issuer's Common Stock at an aggregate purchase price of $0.237205492 per share, subject to certain adjustments for changes in the Company's Common Stock and for dilutive issuances dating back to 1988. The issuer is required to repurchase the Warrant over a period of six quarters beginning August 31, 1997 with cash or by the issuance of Common Stock with a value equal to the redemption price. The redemption price for three-eighths of the total Shares which was due on August 31, 1997, and all future installments is the higher of (i) $1.1135 per Share, such amount being equal to the difference between the exercise price and the average market price of the Common Stock for the 30 trading days following the date which was 15 trading days prior to the date the issuer filed its financial results for the third quarter of 1996 and the exercise price, or (ii) the difference between the exercise price and the average market price of the Common Stock for the 25 trading days preceding the date which is five trading days prior to the date on which the redemption is actually paid. In addition, interest accrues on the unpaid installments in the form of cash and shares of Common Stock. The amount of interest is equal to the sum of (i) $75,000 in cash (or the number of shares which is the result of dividing $75,000 by the average market price of the Common Stock for the 25 trading days immediately preceding the date which is five trading days prior to August 31, 1997, or $1.4537 per share), payable immediately, plus (ii) .0004 of a share of Common Stock per unredeemed Warrant share per day from the respective installment date until the redemption is made. Such interest is paid quarterly 10 days after the last day of each calendar quarter. Such interest may be paid in the form of Common Stock only if such stock is then registered and freely tradable; otherwise, the cash equivalent must be paid, calculated as the market value of the stock as of the last day of the calendar quarter. On April 15, 1998, the issuer split its common stock 4-for-1, resulting in a decrease in amounts previously reported for the Bank's common shares and warrants, respectively, from 2,169,730 to 542,433 shares, and from 1,580,908 to 395,227 warrants.

The second installment of shares in the redemption procedure was received by the Bank on February 9, 1998.

The third installment of shares in the redemption procedure was received by the Bank on May 6, 1998. The Bank sold 270,000 shares in open market transactions on May 19, 1998.

The Bank sold 270,000 shares in an open market transaction on May 19, 1998. The Bank sold 5,000 shares and 4,000 shares in open market transactions on, respectively, May 28 and 29, 1998.